December 20, 2004


Jing Hong
c/o The Corporate Trust Company of Nevada
As agent for Logicom Inc.
Suite 500
6100 Neil Road
Reno, Nevada 89511

Re:	Logicom, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
	Filed December 10, 2004
      File No. 333-118719

Dear Ms. Hong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - Page 5

      Summary of Risk Factors - Page 5
1. We note your revisions on page 12 in response to comment 6.
Please revise your summary disclosure on page 5 to be consistent with your changed disclosure on page 12.

      Our auditors have issued a going conern opinion... - Page 6
2. Please revise this risk factor to be consistent with your disclosure on page 20 that you expect your available funds will satisfy working capital requirements until early 2005.
Business - Page 11

      Present stage of development - Page 14
3. We note your revision in response to comment 23. Please revise your disclosure here and on pages 15 and 18 to describe the status of your negotiations with Nantong Branch of China Mobile
Communication,
and clarify the type of relationship you intend to formalize.

      Strategic Relationship - Page 15
4. We note your response to comment 26. Your disclosure still indicates that China Telecom, Unicom, Netcom and China Mobile Communications are potential testers of your product. Further, you do not indicate the status of any relationship with these companies or when you plan to establish such a relationship. Therefore, we reissue the comment.

Plan of Operations - Page 18
5. We note your response to comment 28. Please revise the fifth paragraph in this section to address whether Nantong has committed to license your prototype software platform and retain your service if the tests are positive. If you have not received such a commitment, delete the next-to-last sentence of this paragraph.

Part II

Undertakings
6. We note your revision in response to comment 46; however, the revised undertaking in paragraph (1)(c) still does not conform to
Item 512(a)(1)(iii) of Regulation S-K.  The undertaking reads:
"To
include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement." Please revise accordingly.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Eric Atallah at (202) 824-5266 or Jay Webb at
(202)
942-1812 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at
(202) 942-2914 or me at (202) 942-1880 with any other questions.



Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Ailin Wan, Esq.


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Logicom, Inc.
December 20, 2004
Page 1